Exhibit 5.0

(Letterhead of Igler & Dougherty, P.A.)

April 20, 2006

Coastal Caribbean Oils & Minerals, Ltd.
Clarendon House, Church Street
Hamilton HM DX, Bermuda

RE:  Registration Statement on Form S-8

Ladies and Gentlemen:

We have represented Coastal Caribbean Oils & Minerals, Ltd. (“Coastal”) in connection with the preparation of a Registration Statement on Form S-8 (“Registration Statement”) relating to the registration of 2,300,000 shares (“Shares”) of Coastal’s common stock, $0.12 par value. The Shares are being registered to facilitate the issuance of the Shares as provided under the 2005 Employees’ Incentive Stock Option and Limited Rights Plan (“Plan”). Coastal is registering the Shares to enable it to issue Shares in accordance with the Plan and to allow the recipients of such Shares to resell the Shares in the public market from time to time or on a delayed basis.

In connection with this opinion, we have reviewed: (a) the Registration Statement; (b) Coastal’s Memorandum of Association; (c) Coastal’s Byelaws, as amended; (d) the Resolutions adopted by Coastal’s Board; and (e) such other certificates and instruments, and have made such inquiries and investigations of law as we have deemed appropriate for purposes of giving the opinion expressed.

On the basis of the foregoing inquiries, investigations and examinations, in our opinion, any shares of common stock that may hereafter be issued pursuant to the Plan, have been duly authorized and, when issued and paid for as provided in the Plan, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the aforementioned registration statement on Form S-8 and to any amendments thereto. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ H.D. Haughton